

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
555 Madison Avenue
New York, NY 10022

> **Re: Ampal-American Israel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Definitive Proxy Statement**
> **Filed March 31, 2010**
> **File No. 000-00538**

Dear Mr. Maiman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 42

1. We note from your contractual obligations table on page 46 that you have upcoming obligations in 2010 of approximately $260 million, including debt maturities of $171 million and ship purchase obligations of $22 million. As of December 31, 2010 you had cash and cash equivalents of approximately $101 million, and it appears you paid cash of approximately $53 million in January 2010 to purchase 012 Smile. Given your remaining cash balance of approximately $48 million, please tell us how you will meet

your cash obligations for the next 12 months, and show us the disclosure you will include in future filings to address this issue.

Item 15. Exhibits, Financial Statement Schedules, page 51

2.   Refer to the Amended and Restated Promissory Note filed as Exhibit 10u to your Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this agreement is no longer material to investors.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes, page 28

3.   We note that your net deferred tax assets consist primarily of net operating losses and capital loss carryforwards. Given your history of losses from continuing operations in each of the last six years, and eight of the past nine, please tell us how you determined in was reasonable to establish a valuation allowance for only $31 million of you $62 million deferred tax asset balance. In your response, show us the disclosure you will include in future filings to address this issue.

Definitive Proxy Statement

Who are the Board's nominees for directors?, page 4

4.   With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance. Provide similar disclosure in future filings and tell us how you plan to comply.

Policy Governing Director Nominations, page 9

5.   Please disclose whether, and if so how, the company considers diversity in identifying nominees for director. Please refer to Item 407(c)(2)(vi) of Regulation S-K. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Board Leadership Structure and Risk Oversight, page 12

6.   You state on page 12 that: "The Stock Option and Compensation Committee and Mr. Maiman strive to create compensation practices that do not encourage excessive levels or risk taking that would be inconsistent with the Company's strategy and objectives." Please tell us your conclusion as to whether your compensation practices are reasonably

likely to have a material adverse effect on the company and describe the process you took to reach such conclusion. Refer to Item 402(s) of Regulation S-K for guidance.

Elements of Compensation, page 16

7. Please revise your discussion of compensation awards to explain specifically why each named executive officer received the base salary, annual cash incentive bonus and long-term equity inventive compensation awards that he did. In this regard, we note the option grants to your executive officers approved on March 8, 2010. We also note that Messrs. Maiman and Eluz received significantly higher bonus awards than other named executive officers. Your discussion of incentive compensation should specifically describe the elements of individual performance taken into account in determining such compensation. Please refer to Item 402(b) of Regulation S-K for guidance. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Base Salary

8. We note that you take into account the base salaries paid by similarly situated companies in Israel and the United States. To the extent that you benchmark compensation, you are required to identify the companies that comprise the peer group. If you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, include an explanation. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Summary Compensation Table, page 20

9. We note the amounts in the "All Other Compensation" column. Each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an officer must be quantified and disclosed in a footnote. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. As applicable, provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief